Exhibit 99.2

ARRIS RESOURCES INC.

(FORMERLY BASSET VENTURES INC.)

Consolidated Financial Statemetns

UNAUDITED - Prepared by Management

(Expressed in Canadian Dollars)

September 30, 2009

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Consolidated Balance Sheets

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

	September 30, 2009	December 31, 2008

Assets

Current
Cash and cash equivalents	$106,621	$99,366
Accounts receivable	5,005	1,353
Prepaid expenses	-	18,655
Short term investment (note 4)	-	320,000
Marketable securities (note 5)	1,184,000	-
	1,295,626	439,374

Equpiment (note 6)	4,909	7,257
Mineral property (note 7)	295,612	295,612
Oil and gas property (note 8)	150,000	150,000
	$1,746,147	$892,243

Liabilities

Current
Accounts payable and accrued liabilities	$32,345	$2,094
Due to related parties (note 9)	22,441	74,941
	54,786	77,035

Shareholder' Equity

Share capital (note 11)	2,846,046	2,563,490
Contributed Surplus (note 11)	811,980	670,374
Accumulated other comprehensive income	543,485
Deficit	(2,510,150)	(2,418,656)
	1,691,361	815,208

	$1,746,147	$892,243

Nature of continuance of operations (note 1)
Commitments and contingencies (note 10)
Subsequent events (note 12 )

Approved by the Board of Directors:

“Lucky Janda”	“Harprett Janda”
Director	Director

The Accompanying notes are an integral part of these consolidated financial statements

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Consolidated Statements of Operations and Comprehensive Income (Loss)

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

	For three monthsended September 30,		For nine monthsended September 30,
	2009	2008	2009	2008

Expenses
Abandonment cost				27,429
Amortization	$782	$542	$2,348	$1,765
Bank chargesand interest	72	175	429	464
Foreign exchange loss (gain)	-	(26,437)	(1,148)	(32,360)
Management, consulting and administrative	15,000	26,967	50,000	36,717
Office	459	630	1,502	747
Professional fees	-	15,193	-	17,660
Rent	15,000	27,000	50,000	48,690
Research and property cost	3,615		18,313
Stock based Compensation	-	-	146,288	-
Travel	-	3,533	-	6,033
Trust and filing fees	22,608	3,653	41,518	13,496
Lossfromoperations	(57,536)	(51,256)	(309,250)	(120,641)
Other items
Gain on redemption of short term
investment	217,756	-	217,756	-
Interest income	-	4,740	-	14,150
Net income (loss) for the period	160,220	(46,516)	(91,494)	(106,491)

Other Comprenhensive Income (loss)
Net income (loss) for the period	160,220	(46,516)	(91,494)	(106,491)
Unrealized gain (losses) on markatable securities	543,485	-	543,485	-
Comprehensive income (loss)	703,705	(46,516)	451,991	(106,491)

Net income (loss) for the period	160,220	(46,516)	(91,494)	(106,491)
Deficit, beginningof period	(2,670,370)	(2,172,869)	(2,418,656)	(2,112,894)
Deficit, end of period	$(2,510,150)	$(2,219,385)	$(2,510,150)	$(2,219,385)

Basic and diluted lossper common share	$(0.00)	$(0.00)	$(0.02)	$(0.01)

The Accompanying notes are an integral part of these consolidated financial statements

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Consolidated Statements of Cash Flows

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

	For three months ended		For nine months ended
	2009	2008	2009	2008

Cash provided by (used for):

Operating Activities
Net loss for the year from continuing operations	$160,220	$(46,516)	$(91,494)	$(106,491)
Adjustment for itemswhich do not involve cash:
Amortization	783	542	2,348	1,765
Stock based compensation	-	-	146,288	-
Gain on redemption of short term securities	(217,755)		(217,756)
	(56,752)	(45,974)	(160,614)	(104,726)
Net changesin non-cash working capital:
Amounts receivable	(2,120)	(352)	(3,652)	(2,210)
Prepaid expenses	-	(936)	18,655	(936)
Due to related parties	-	(264)	(52,500)	(264)
Accountspayable and accrued liabilities	107	9,463	30,251	26,304
	(58,765)	(38,063)	(167,860)	(81,832)

Investing Activities
Purchase of equipment	-	(1,471)	-	(4,170)
Redemption of short term investment	562,755		562,755
Purchase of marketable securities	(640,515)		(640,515)
Short term investment		-	(25,000)
	(77,760)	(1,471)	(102,760)	(4,170)

Financing Activities
Commitment to issue shares	-	-	-	341,250
Exercise of warrants	6,451		6,451
Common shares issued for cash, net of issuing cost		-	271,425	-
	6,451	-	277,876	341,250

Increase in cash and cash equivalent	(130,074)	(39,534)	7,256	255,248
Cash and cash equivalents - beginning of period	236,695	1,059,365	99,366	764,583
Cash and cash equivalents - end of period	$106,621	$1,019,831	$106,622	$1,019,831

The Accompanying notes are an integral part of these consolidated financial statements

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia, Canada and currently holds an interest in an oil and gas project in Alberta, Canada and an interest in 22 mineral claims located in the Atlin Mining District in Atlin, BC, as well as certain marketable securities. These consolidated financial statements include the accounts of Arris Resources Inc. and its wholly-owned inactive subsidiaries, Arris Oil & Gas Inc., Arris Minerals Inc. and Incana Investment Inc.

On June 13, 2007, the Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will continue to realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

As at September 30, 2009, the Company has a working capital of $1,240,840, which consists of cash and cash equivalent of $106,621 and marketable securities of $1,184,000; as at December 31, 2008, the working capital was $362,339. The Company has an accumulated operating deficit of $2,510,150 (December 31, 2008 - $2,418,656). The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support from its shareholders and to issue equity on terms acceptable to the Company or to generate profitable operations in the future.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses incurred during the periods.  Actual results could differ from those estimated.

Mineral Properties

The cost of unproven mineral rights and their related direct exploration costs are deferred until the   properties are placed into production, sold or abandoned.  These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties (continued)

Cost includes any cash consideration and the fair market value of any shares issued on the acquisition of mineral right interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of property acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.  Administrative costs are expensed as incurred.

Oil and Gas Properties

Oil and natural gas properties are accounted for using the successful efforts method of accounting. Geological and geophysical costs are expensed in the period in which they are incurred and costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proven reserves or where one year has elapsed since the completion of drilling and efforts to establish proved reserves are not practical. All other costs of exploring and developing proven reserves are capitalized as oil and gas properties.

Oil and gas properties are depleted using the unit-of-production method. Unit-of-production rates are based on proven developed reserves, which are reserves estimated to be recovered from existing facilities using current operating methods. Unproved properties are not subject to depletion.

Oil and gas properties are assessed, at least annually, for impairment to ensure that the carrying value of the property on the balance sheet is recoverable. If a property's carrying value exceeds the sum of undiscounted future cash flows resulting from its use and eventual disposition, its value is impaired. An impairment loss is recognized for the amount by which the carrying value exceeds its recoverable amount. This loss is charged to depletion expense.

Fair value of financial instruments

The Company’s financial instruments consist of current assets and current liabilities the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share capital

Share capital issued for non-monetary consideration is recorded at its fair market value based on its trading price on the TSX Venture Exchange on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company.  Costs incurred to issue shares are deducted from share capital.

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of amortization

Equipment is recorded and amortized on a declining-balance basis at an annual rate of 55% for computer equipment, 100% for software and 20% for office furniture.

Flow-through shares

The Company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the expenditure of the proceeds.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), and share capital is reduced.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

Asset Retirement Obligation

The fair value of a liability for an asset retirement obligation is recognized on an undisclosed cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with corresponding increases to the carrying amount of the related long –lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period to period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at September 30, 2009, the company does not have any asset retirement obligations.

Stock-based compensation

The Company records compensation expense for stock options granted at the time of their vesting using the fair value method which requires that all stock option-based awards made to consultants and employees be recognized in these financial statements.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital.  The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Future income taxes

The Company accounts for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance has been applied to all potential income tax assets of the Company

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs.  The overall future impact of such regulations is neither determinable nor predicable at the present time.  The Company’s policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit.  Estimated future removal and site restoration costs will be recognized when the ultimate liability is reasonably determinable, and will be charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company follows the treasury stock method in the calculation of diluted earnings per share for the current year. Under this method, the weighted average number of common shares included the potential net issuance of common share of “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported and, therefore basic and diluted loss per share is same for the previous years.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term notes and bank deposits with an original maturity of three months or less.

3.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Accordingly, prior periods have not been restated.

Assessing Going Concern, Section 1400

This section was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern (see Note 1).  Adoption of this standard did not have any material effect on the financial statements.

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

3.

CHANGES IN ACCOUNTING POLICIES (continued)

Capital Disclosures, Section 1535

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008.  The Company has adopted this standard.

Financial Instruments – Disclosure, Section 3862

Presentation, Section 3863

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.  They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008.  The Company has expanded its disclosures to incorporate the additional requirements.

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2009.  The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

i.

Goodwill and Intangible Assets – Section 3064

This new standard replaces the former CICA 3062 – Goodwill and establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  The Company does not expect that the adoption of this new Section will have a material impact on its financial statements.  This section is effective for interim and annual financial statements for years beginning on or after January 1, 2009.

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

3.

CHANGES IN ACCOUNTING POLICIES (continued)

ii.

Business combinations – Section 1582, Consolidated financial statements – Section 1601 and Non-controlling interests – Section 1602

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Section 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

iii.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.

SHORT TERM INVESTMENT

a)

On October 31, 2008, the Company subscribed for an unsecured convertible debenture of Desert Gold Ventures Inc. (“Desert Gold”), in the principal amount of $500,000. The debenture carries an interest rate of 10% per annum and matures on April 30, 2009. At any time prior to the maturity date, the Company will be able to convert all or parts of the principal amount and the unpaid interest into units of Desert Gold at a price of $0.50 per unit. Each unit will consist of one common share and one common share purchase warrant. Each warrant will allow the Company to purchase one common share of Desert Gold at a price of $0.60 for a period of 6 months from the date of the issue of such warrants.

The debenture of Desert Gold is classified as short-term investment held-for-trading in accordance to Section 3855 of the CICA Handbook, and has been adjusted to fair value in these financial statements based on the December 31, 2008 estimated fair value of 1,016,666 common shares of Desert Gold ($305,000) and 1,016,666 warrants of that company at a fair value, estimated utilizing the Black-Scholes valuation formula, of $15,000.

b)

On May 11, 2009, the Company advanced a further $25,000 as a short term loan to Desert Gold, bearing 10% interest per annum, due August 9, 2009

c)

On July 31, 2009, Desert Gold repaid $562,756.  The Company recognized a gain on redemption of $217,756 since the Company recognized a write-down of investment of $188,333 during the fiscal year ended December 31, 2008 on its investment to Dessert Gold.

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

5.

MARKETABLE SECURITIES

a)

During the nine months ended September 30, 2009, the Company acquired 2,800,000 common shares of Ona Power Corp. (CNSX: “OPO”), plus common share purchase warrants to purchase up to an additional 2,800,000 common shares at a price of $0.20 until August 20, 2011, at a gross cost of $420,000.  As a result of this acquisition, the Company held approximately 14.9% of the issued and outstanding common shares of OPO as at August 20, 2009.  Assuming the exercise of the 2,800,000 warrants, the Company would then hold approximately 29.8% of the then issued common shares of OPO (assuming no other warrant or option exercise).  Management determined that the value of the warrants to be nil.  OPO is considered to be a related party as a result of certain common directors.

As at September 30, 2009, the quoted market value of OPO common shares was $0.36 per share, or a total market value for the Company’s share of $1,008,000.

b)

During the nine months ended September 30, 2009, the Company acquired 440,000 common shares of Maxtech Ventures Inc (TSXV: “MVT”) at a gross cost of $220,515.

As at September 30, 2009, the quoted market value of MVT common shares was $0.40 per share, or a total market value for the Company’s share of $176,000.

c)

The carrying values of the investments were increased or decreased to their fair value at September 30, 2009, with the corresponding increase or decreased reflected in the adjustments to other comprehensive income.  Fair value adjustments for the nine months ended September 30, 3009 amounted to $543,485 recorded as comprehensive income.

		Market value as at
	Acquisition Cost	September 30, 2009

OPO Shares	$420,000	$1,008,000
MVT Shares	220,515	176,000

	$640,515	$1,184,000

6.

EQUIPMENT

				December
		September 30,		31,
		2009		2008
	Cost	Accumulated	Net	Net
		Amortization

Furniture and fixtures	$3,414	$1,813	$1,601	$1,865
Computer equipment	9,385	7,059	2,326	3,664
Computer software	738	595	143	572
Leasehold improvements	2,522	1,683	839	1,156
	$16,059	$11,150	$4,909	$7,257

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

7.

MINERAL PROPERTY

Moly Project - Atlin, BC

In October 2008, the Company entered into an agreement with TJJ Holdings Inc., whereby TJJ Holdings Inc. agreed to sell to the Company all the interest in the mineral claims. These mineral claims were acquired for $295,612.

The Company owns 22 mineral claims comprising approximately 15,000 acres located near Gladys Lake in the Atlin Mining District, British Columbia.

8.

OIL AND GAS PROPERTY

Alexander Prospect, Alberta

In February 2007, the Company entered into an agreement with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander property in consideration for $150,000.

The Company holds a 30% working interest in 64 gross hectares (19.2 Net Ha) of rights in this property which includes the producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. The Company is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

9.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

a)

During the nine months ended September 30, 2009, a company controlled by the President charged the Company $50,000 in management and administrative fees and $50,000 in rental expense

b)

During the year ended December 31, 2008, the Company owed $22,441 (2007- $22,441) to the company controlled by the spouse of the Company’s president. The balance is outstanding as at September 30, 2009.

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

10.

COMMITMENTS

a)

The Company has agreed to pay companies controlled by directors of the Company $10,500 per month for management and administrative services and rental expense through to December 31, 2009.

b)

Subject to approval of the Canadian National Stock Exchange, the Company will transfer to InCana Investments Inc., a wholly-owned subsidiary of the Company, $100,000 and all of the Company's interest in and to the single family residential zoned property located in Surrey, British Columbia, approximately thirty-five kilometers from Vancouver, British Columbia, in exchange for 15,043,372 common shares of InCana (the "InCana Common Shares"), which will be distributed to the Company’s shareholders as at the close of business on July 6, 2009, being the Share Distribution Record Date.  Upon closing of the Arrangement, each of the Company’s shareholders, as of the Share Distribution Record Date, will receive one new common share ("New Share") in the capital of the Company and its pro-rata share of the InCana Common Shares to be distributed under the Arrangement for each currently held share of the Company.

11.

SHARE CAPITAL

a)

The authorized share capital of the Company consists of an unlimited number of common shares.

During the nine months ended September 30, 2009, the Company completed a private placement offering of 2,500,000 units at a subscription price of US$0.10 per unit to eligible investors for total net proceeds of $271,425 (US$225,000).  Each unit consists of one share of common stock and one warrant, whereby each warrant entitles the holder to purchase one additional share of common stock at a pre-determined price of $0.16 (US$0.13) on or before April 20, 2011.

Issued:

	September 30, 2009		December 31, 2008
	Number		Number
	of Shares	$	of Shares	$
Balance, beginning of period	12,543,372	2,563,490	7,293,368	2,216,302
Exercise of warrants	-	-	5,250,000	347,188
Private placement	2,500,000	2,834,915	-	-
Treasury order	-	-	4	-
Exercise of options	40,000	11,132	-	-

Balance, end of period	15,083,372	2,846,047	12,543,372	2,563,490

b)

Stock Options

The Company has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

11.

SHARE CAPITAL (continued)

On April 7, 2009, the Company granted 1,250,000 incentive stock options to various officers, directors and consultants at an exercise price of $0.18 (US$0.15) per share expiring on April 7, 2009, vested immediately upon the date of grant.  Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the consolidated statements of operations.  Total stock-based compensation recognized was $146,288 and fair value of each option was $0.12, assuming risk-free interest rate of 2.5%, expected life of 5 years, annualized volatility of 106% and dividend rate of 0%.  This amount was also recorded as contributed surplus on the consolidated balance sheets.

The following is a summary of the changes in the Company’s outstanding stock options:.

	Nine months Ended September 30, 2009		Year Ended December 31, 2008
	Number	Weighted	Number	Weighted
	of Shares	Average	of	Average
		Exercise Price	Shares	Exercise Price
		$		$

Balance at the beginning of period	-	-	-	-
Granted	1,250,000.18		-	-

Exercised	40,000.18		-	-

Outstanding at the end of period	1,210,000.18		-	-

c)

Warrants

The following is a summary of Company’s outstanding warrants as of September 30, 2009.

		Weighted Average
	Number of Shares	Exercise Price
Balance at December 31, 2008	-	-
Granted (note 10a)	2,500,000.16
Exercised	-	-
Cancelled/Expired	-	-

Balance at September 30, 2009	2,500,000.16

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

12.

SUBSEQUENT EVENTS

a)

On October 14, 2009, 2,500,000 share purchase warrants, representing all of the Company’s outstanding share purchase warrants, were exercised for total cash proceed of $356,167 (US$335,500).  As a result, the Company’s common shares outstanding were 17,583,372; and no share purchase warrants outstanding.

b)

On October 15, 2009, the Company entered into an option agreement, whereby the Company can earn up to an undivided 70% interest in the Forecariah Copper Connession, which required the Company to spend a total of $1,000,000 over 4 years in expenditures commencing not later than March 1, 2010, as well as cash payments of $100,000 over 2 years commencing 28 days after signing a formal agreement.